

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

Pierre-Olivier Beckers
President and Chief Executive Officer
Delhaize Group
Square Marie Curie 40
1070 Brussels, Belgium

> **Re: Delhaize Group**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 28, 2010**
> **File No. 333-13302**

Dear Mr. Beckers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 3. Key Information, page 1

Selected Financial Data, page 1

1. We note that your net profit is comprised of both income from continuing operations and income (loss) from discontinued operations. Please revise future filings to disclose your income from continuing operations within your selected financial data. Refer to Item 3.A.2. of Form 20-F.

Risk Factors, page 3

2. Please delete the penultimate sentence in the first paragraph in which you state that other unknown or insignificant risks may also impact your business, operations and financial

condition. Please note that all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Liquidity and Capital Resources, page 41

Capital Expenditures, page 42

3. Please enhance your disclosure of your capital expenditures. For example, we note in your December 3, 2009 presentation during the Delhaize Group Analyst Field Trip, you state that between 25 and 33 percent of your capital expenditures every year are focused on remodeling. Please provide similar disclosure in your filing. Please also enhance your disclosure to describe other principal capital expenditures. Refer to Item 4.A.5 of Form 20-F.

Recent Events and Outlook, page 52

Outlook, page 52

4. We note statements from your December 3, 2009 presentation during the Delhaize Group Analyst Field Trip that you "are committed to deliver an additional gross SG&A savings of $300 million annually."   We note similar statements in your EDGAR filings such as in your Form 6-K filed on August 18, 2010 stating that you have identified an additional EUR 200 million in cost savings. We further note your disclosure on page 13 discussing your "New Game Plan." Please describe your New Game Plan and associated cost savings if you believe it will have a material impact on your operations or financial condition. Refer to Item 5.D Form 20-F and SEC Release No. 33-6835.

Item 18. Financial Statements, page 98

Financial Statements, page F-1

Note 3. Segment Information, page F-22

5. We note that you sell a wide variety of products including produce, meat, dairy products, seafood, frozen food, bakery and deli products along with non-food items such as prescription drugs, health and beauty, household and personal products. Please tell us how you considered disclosing revenue from each type of products and services as contemplated by paragraph 32 of IFRS 8, as we believe this information is useful to your investors.

Note 6. Goodwill, page F-29

6. We note your disclosures at the bottom of this page concerning the key assumptions used for value in use calculations for your U.S. entities. Specifically, we note that an after-tax

discount rate was applied to your cash flow projections. Please explain to us in reasonable detail how the after-tax discount rate was used in your impairment test, including whether the after-tax discount rate was applied to after-tax cash flow projections when calculating the value in use. Please also tell us how your determination of value in use complies with paragraphs 50 and 55 of IAS 36, which requires estimates of future cash flows and the discount rate to be determined on a pre-tax basis.

Note 18.2. Short-term Borrowings, page F-43

7. We note your disclosure that your three-year USD 500 million syndicated revolving credit facility and your EUR 275 million committed European bilateral credit facilities include certain negative covenants which restrict the payment of dividends. Please tell us how you considered the disclosure requirements of paragraph 41(d) of IAS 27.

Note 21.3. Share-Based Compensation, page F-53

8. We note your disclosure in the last sentence on page F-56 that the number of warrants exercised in the table immediately above includes warrants exercised by employees for 212,528 shares for which a capital increase had not occurred before the end of the year. Please explain to us in detail your accounting for these warrants along with the basis in IFRS for your accounting. Additionally, please consider clarifying to your investors how these warrants were exercised without a capital increase.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-

3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director